Exhibit 12.1

                                 USX CORPORATION
           COMPUTATION OF RATIO OF EARNINGS TO COMBINED FIXED CHARGES
                          AND PREFERRED STOCK DIVIDENDS
                      TOTAL ENTERPRISE BASIS - (Unaudited)
           ----------------------------------------------------------
                              (Dollars in Millions)

                               Three Months
                                  Ended           Year Ended December 31
                                 March 31    --------------------------------
                                1997   1996   1996   1995    1994   1993   1992
                                ----   ----   ----   ----    ----   ----   ----
Portion of rentals
  representing interest         $20     $20    $80    $78     $85    $84    $87
Capitalized interest              4       3     11     13      58    105     78
Other interest and fixed
  charges                        89     107    399    464     464    372    408
Pretax earnings which would
  be required to cover
  preferred stock dividend
  requirements of parent          9       9     36     46      49     44     14
                               ----    ----   ----   ----    ----   ----   ----
Combined fixed charges
  and preferred stock
  dividends (A)                $122    $139   $526   $601    $656   $605   $587
                               ====    ====   ====   ====    ====   ====   ====
Earnings-pretax income
  with applicable
  adjustments (B)              $403    $526 $1,867   $902  $1,263   $280   $376
                               ====    ====   ====   ====    ====   ====   ====

Ratio of (B) to (A)            3.31    3.78   3.55   1.50    1.92    (a)    (a)
                               ====    ====   ====   ====    ====   ====   ====

  (a) Earnings did not cover combined fixed charges and preferred stock dividends by $325 million for 1993 and by $211 million for 1992.
